================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 68)*

                          Lone Star Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    542312103
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,307,100 shares, which constitutes approximately 7.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 29,036,783 shares outstanding.

================================================================================

1.   Name of Reporting Person:

     Alpine Capital, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: WC

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):
                                                                            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:      -0-
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:   -0-
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  PN

--------------------------------------------------------------------------------

1.   Name of Reporting Person:

     Robert W. Bruce III
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:         -0-
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:       27,500(1)
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:    -0-
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power:  27,500(1)

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     27,500(1)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): less than 0.1%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  IN

--------------------------------------------------------------------------------


------------
(1) In his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Algenpar, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):
                                                                            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:      -0-
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:   -0-
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  CO

--------------------------------------------------------------------------------

1.   Name of Reporting Person:

     J. Taylor Crandall
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):
                                                                            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:      27,500(1)
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:   -0-
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power: 27,500(1)

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     27,500(1)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): less than 0.1%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  IN

--------------------------------------------------------------------------------


------------
(1)  In his capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: Working Capital

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):
                                                                            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:        27,500(1)
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:      -0-
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:   27,500(1)
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     27,500
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): less than 0.1%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  CO

--------------------------------------------------------------------------------


------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):
                                                                            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:      27,500(1)
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:   -0-
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power: 27,500(1)

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     27,500 (1)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): less than 0.1%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  IN

--------------------------------------------------------------------------------


------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: WC

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):
                                                                            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:        2,279,600(1)
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:      -0-
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:   2,279,600(1)
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,279,600
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 7.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  CO

--------------------------------------------------------------------------------


------------
(1)  Power is exercised through its President and sole director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):
                                                                            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
                                 7.    Sole Voting Power:        2,279,600(1)
Number of Shares
Beneficially                    ------------------------------------------------
Owned By                         8.    Shared Voting Power:      27,500(1)
Each
Reporting                       ------------------------------------------------
Person                           9.    Sole Dispositive Power:   2,279,600(1)
With
                                ------------------------------------------------
                                10.    Shared Dispositive Power: 27,500(1)

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,307,100 (1)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 7.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  IN

--------------------------------------------------------------------------------


------------
(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 2,279,600 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 27,500 of the shares.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 22, 1993, as amended by Amendment No. 1 dated August 26, 1993, Amendment No. 2 dated November 26, 1993, Amendment No. 3 dated April 21, 1994, Amendment No. 4 dated April 27, 1994, Amendment No. 5 dated August 3, 1994, Amendment No. 6 dated September 28, 1994, Amendment No. 7 dated November 2, 1994, Amendment No. 8 dated November 9, 1994, Amendment No. 9 dated January 20, 1995, Amendment No. 10 dated February 7, 1995, Amendment No. 11 dated February 28, 1995, Amendment No. 12 dated March 21, 1995, Amendment No. 13 dated August 17, 1995, Amendment No. 14 dated November 1, 1995, Amendment No. 15 dated February 12, 1997, Amendment No. 16 dated November 12, 1997, Amendment No. 17 dated December 12, 1997, Amendment No. 18 dated July 7, 1998, Amendment No. 19 dated July 8, 1998, Amendment No. 20 dated July 24, 1998, Amendment No. 21 dated July 27, 1998, Amendment No. 22 dated August 5, 1998, Amendment No. 23 dated August 14, 1998, Amendment No. 24 dated September 30, 1998, Amendment No. 25 dated October 13, 1998, Amendment No. 26 dated November 11, 1998, Amendment No. 27 dated November 23, 1998, Amendment No. 28 dated December 4, 1998, Amendment No. 29 dated December 16, 1998, Amendment No. 30 dated December 29, 1998, Amendment No. 31 dated January 13, 1999, Amendment No. 32 dated January 29, 1999, Amendment No. 33 dated February 19, 1999, Amendment No. 34 dated October 23, 2000, Amendment No. 35 dated May 2, 2001, Amendment No. 36 dated October 18, 2002, Amendment No. 37 dated April 28, 2003, Amendment No. 38 dated May 23, 2003, Amendment No. 39 dated June 17, 2003, Amendment No. 40 dated July 21, 2003, Amendment No. 41 dated October 20, 2003, Amendment No. 42 dated December 11, 2003, Amendment No. 43 dated December 22, 2003, Amendment No. 44 dated February 4, 2004, Amendment No. 45 dated March 31, 2004, Amendment No. 46 dated April 15, 2004, Amendment No. 47 dated April 19, 2004, Amendment No. 48 dated April 26, 2004, Amendment No. 49 dated May 5, 2004, Amendment No. 50 dated May 13, 2004, Amendment No. 51 dated May 26, 2004, Amendment No. 52 dated July 20, 2004, Amendment No. 53 dated August 2, 2004, Amendment No. 54 dated August 11, 2004, Amendment No. 55 dated August 24, 2004, Amendment No. 56 dated October 20, 2004, Amendment No. 57 dated December 2, 2004, Amendment No. 58 dated December 14, 2004, Amendment No. 59 dated December 27, 2004, Amendment No. 60 dated January 27, 2005, Amendment No. 61 dated February 2, 2005, Amendment No. 62 dated February 9, 2005, Amendment No. 63 dated February 16, 2005, Amendment No. 64 dated February 28, 2005, Amendment No. 65 dated March 8, 2005, Amendment No. 66 dated March 17, 2005 and Amendment No. 67 dated May 3, 2005 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lone Star Technologies, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.       SECURITY AND ISSUER.

No material change.

Item 2.       IDENTITY AND BACKGROUND.

No material change.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

Item 4.       PURPOSE OF TRANSACTION.

No material change.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a)-(c) of Item 5 hereby are amended in their entireties to read as follows:

(a)

ALPINE

         Alpine beneficially owns no shares of the Stock pursuant to Rule 13d-3(d)(1)(i) of the Act.

BRUCE

         Because of his position as principal of Bruce Management (which has shared investment discretion over the shares of the Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,500 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

ALGENPAR

         Algenpar beneficially owns no shares of the Stock pursuant to Rule 13d-3 of the Act.

CRANDALL

         Because of his position as a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 27,500 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

FOUNDATION

         The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 27,500, which constitutes less than 0.1% of the outstanding shares of the Stock.

A. BASS

         Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,500 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

KEYSTONE

         The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,279,600, which constitutes approximately 7.9% of the outstanding shares of the Stock.

R. BASS

         Because of his position as a director of Foundation and because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,307,100 shares of the Stock, which constitutes approximately 7.9% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

         Alpine does not have power to vote, direct the vote, dispose or direct the disposition of any shares of the Stock.

BRUCE

         As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

ALGENPAR

         Algenpar does not have power to vote, direct the vote, dispose or direct the disposition of any shares of the Stock.

CRANDALL

         As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

FOUNDATION

         Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

A. BASS

         As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

KEYSTONE

         Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,279,600 shares of the Stock.

R. BASS

         As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock. As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,279,600 shares of the Stock.

(c) Since the most recent filing on Schedule 13D, Alpine has sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

DATE                       NO. OF UNITS SOLD             PRICE PER UNIT
----                       -----------------             --------------
05/04/05                   59,000                        $38.25
05/05/05                   45,000                        $38.93
05/06/05                   32,600                        $39.37
05/09/05                   31,200                        $39.13
05/10/05                   28,500                        $38.88
05/11/05                   52,100                        $38.19
05/12/05                   10,000                        $36.80
05/16/05                   48,972                        $35.81

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the most recent filing on Schedule 13D.

(d) - (e)

No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the exhibits filed herewith and previously, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     May 17, 2005


                                          ALPINE CAPITAL, L.P.


                                          By: /s/ Robert W. Bruce III
                                              ---------------------------
                                              Robert W. Bruce III,
                                              Manager



                                          /s/ Robert W. Bruce III
                                          -------------------------------
                                          ROBERT W. BRUCE III



                                          ALGENPAR, INC.


                                          By: /s/ Kevin G. Levy
                                          -------------------------------
                                              Kevin G. Levy,
                                              Vice President



                                          /s/ Kevin G. Levy
                                          -------------------------------
                                          KEVIN G. LEVY,
                                          Attorney-in-Fact for:


                                          J. TAYLOR CRANDALL (1)
                                          THE ANNE T. AND ROBERT M.
                                          BASS FOUNDATION (2)
                                          ANNE T. BASS (3)
                                          ROBERT M. BASS (4)


                                          KEYSTONE, INC.


                                          By: /s/ Kevin G. Levy
                                          -------------------------------
                                          Kevin G. Levy,
                                          Vice President


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX


EXHIBIT         DESCRIPTION
-------         -----------

99.1            Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.